

May 4, 2022

Steven J. Heyer
Chief Executive Officer and Chairman
Haymaker Acquisition Corp. III
501 Madison Avenue, Floor 12
New York, New York 10022

> **Re: Haymaker Acquisition Corp. III**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2022**
> **File No. 001-40128**

Dear Mr. J. Heyer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Stephen Alicanti